JAVCAP SECURITIES, LLC
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION PURSUANT TO 17a-5(d)
OF THE SECURITIES AND EXCHANGE COMMISSION AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2021

JAVCAP SECURITIES, LLC
CONTENTS



317-257-1540
FAX: 317-257-1544
6296 Rucker Road, Suite G
Indianapolis, IN 46220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
JavCap Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of JavCap Securities, LLC, as of December 31, 2021, the related statements of income, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of JavCap Securities, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of JavCap Securities, LLC's management. Our responsibility is to express an opinion on JavCap Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to JavCap Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule titled Computation of Net Capital, Aggregate Indebtedness, and Basic Net Capital Requirement has been subjected to audit procedures performed in conjunction with the audit of JavCap Securities, LLC's financial statements. The supplemental information is the responsibility of JavCap Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as JavCap Securities, LLC's auditor since 2007.

Kehlenbrink, Lawrence & Pauckner

Kehlenbrink, Lawrence & Pauckner
Indianapolis, Indiana
March 15, 2022

JAVCAP SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS

Cash	$	159,525
Accounts receivable		3,435,805
Prepaid expenses		10,919
Total Assets	$	3,606,249

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	1,110,050
Accounts payable to related parties		14,036
Total Liabilities		1,124,086
Member's equity		2,482,163
Total Liabilities and Member's Equity	$	3,606,249

The accompanying notes are an integral part of these financial statements.

JAVCAP SECURITIES LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2021

Revenues:		
Fee income	$	9,213,034
SBA loan forgiveness		104,800
	$	9,317,834
Expenses:		
Compensation expense		5,085,094
Professional fees		232,808
Travel expense		67,557
Technology, data and communications		62,650
Occupancy expense		56,326
Research and marketing expense		20,989
Regulatory fees and expenses		20,251
Other expenses		19,425
		5,565,100
Net income	$	3,752,734

The accompanying notes are an integral part of these financial statements.

JAVCAP SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2021

Balance at December 31, 2020	$	210,769
Net income		3,752,734
Members' distributions		(1,481,748)
Members' contributions		408
Balance at December 31, 2021	$	2,482,163

The accompanying notes are an integral part of these financial statements.

4

JAVCAP SECURITIES LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2021

Cash flows from operating activities:	
Net income	$ 3,752,734
Adjustments to reconcile net income to net cash used in operating activities:	
SBA loan forgiveness	(104,800)
Changes in operating assets and liabilities:	
Increase in accounts receivable	(3,308,156)
Decrease in prepaid expenses	12,563
Increase in accounts payable and accrued expenses	1,101,565
Increase in accounts payable to related parties	7,930
Total adjustments	(2,290,898)
Net cash used in operating activities	1,461,836
Cash flows from financing activities:	
Members' distributions	(1,481,748)
Members' contributions	408
Net cash provided by financing activities	(1,481,340)
Net decrease in cash	(19,504)
Cash at beginning of the year	179,029
Cash at end of the year	$ 159,525

Supplemental Disclosure of Cash Flow Information

Interest paid	$	--
Income taxes paid	$	--

Non Cash Activities:
During the year ended December 31, 2021, the SBA loan received was fully forgiven in the amount of $104,800.

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

JAVCAP SECURITIES, LLC (the "Company") was granted membership in the Financial Industry Regulatory Authority ("FINRA") on March 6, 2007. It is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Securities Investor Protection Corporation ("SIPC").

Pursuant to a purchase agreement dated November 29, 2016, 20% of the outstanding membership interests in the Company were sold by Price Holdings, Inc., the 100% owner of the Company to ENR Group LLC (the "Purchaser"). Purchaser had the option to purchase the remaining 80% of the Company's interests subject to FINRA's approval of the change of control of the company. The purchase of the remaining 80% of the interests was approved by FINRA and completed on October 12, 2017. Effective January 10, 2018, the Company name changed to JAVCAP Securities, LLC.

Recent Issued Accounting Pronouncements
The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in conformity with U.S generally accepted accounting principles ("GAAP") and the rules and regulations of the United States Securities and Exchange Commission (the "Commission"). It is management's opinion, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

Cash and cash equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting basis
The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly, revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Income Taxes
The Company is a limited liability company, for federal income tax purposes, and, thus, no federal income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to the members and reported on their individual tax returns.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. The federal and state income tax returns are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Values of Financial Instruments
Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid expenses and accounts payable and accrued expenses, approximate fair value because of the short maturity of those instruments.

Concentrations of Credit Risk
The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

Revenue Recognition
The Company accounts for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. No cumulative adjustment to accumulated deficit was required, as no material arrangements prior to the adoption were impacted by the new pronouncement. The Company typically enters into contracts with clients calling for periodic retainer fees to be paid during the term of the arrangement, and a variable consideration if a success fee is to be paid out once the merger or acquisition advisory services, or private placement of securities (the "transaction") is successfully completed. This success fee is typically based on a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. Accordingly, the Company recognizes retainer fees in the period the service obligation is performed. Success fees are only recognized if a transaction is finalized.

The Company considers total retainer fees to be the only performance obligation in contracts with customers. These fees are recognized over time as the services are delivered. Success fees are considered to be variable consideration which are not estimated at the time services are delivered because it is not probable that a significant reversal of those revenues would not occur in a future period. Success fees of $8,608,497 recognized in the current year are from performance obligations partially satisfied in a prior period.

Subsequent Events
Subsequent events were evaluated through the date of the consolidated financial statements were filed.

3. NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company had net capital of $120,202 which was $45,263, in excess of the FINRA minimum net capital requirement of $74,939.

4. RELATED PARTY TRANSACTIONS

The Company has an Expense Sharing Agreement (the "Agreement") in place with the Parent (the "Parent"), ENR Group, LLC for services that are shared and paid or received by the Parent. As of December 31, 2021, amounts reimbursable to the Parent have been included in Accounts Payable to Related Parties on the accompanying statement of financial condition in the amount of $14,036.

5. CONCENTRATION OF CUSTOMER REVENUES

For the year ended December 31, 2021, three customers accounted for 85% of the Company's revenue. One of the customers accounted for 81% of accounts receivable as of December 31, 2021. Major customers are those that account for more than 10% of revenue.

6. COVID-19

During the fiscal year of 2021, Coronavirus Disease (COVID-19) has continued to create major disruptions to the economy. Management is monitoring the situation closely and expects to make needed changes to its operations should circumstances warrant in order to mitigate any negative long-term financial impacts on the Company.

The Company received a loan under the Paycheck Protection Program (PPP) from the Small Business Administration Management in the amount of $104,800 on April 25, 2020. The loan was forgiven on March 9, 2021 as all provisions were met.

JAVCAP SECURITIES, LLC
SUPPLEMENTARY SCHEDULE
DECEMBER 31, 2021

JAVCAP SECURITIES LLC

**COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS,
AND BASIC NET CAPITAL REQUIREMENT
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION**

DECEMBER 31, 2021

Aggregate Indebtedness		
Accounts payable and accrued expenses	$ 1,110,050	
Accounts payable to related parties	14,036	
Total Aggregate Indebtedness		$ 1,124,086
Total Members' Equity		$ 2,482,163
Adjustments to Net Capital		
Accounts receivable	$ (3,435,805)	
Less: amount included in accrued compensation	$ 1,084,763	
Prepaid expenses	(10,919)	
Total Adjustments to Net Capital		(2,361,961)
Net Capital, as defined		$ 120,202
Computation of Basic Net Capital Requirement		
(a) Minimum net capital required (6 2/3 % of total aggregate indebtness)		74,939
(b) Minimum net capital required of broker dealer		$ 5,000
Net Capital Requirement (Greater of (a) or (b))		$ 74,939
Net Capital In Excess of Requirement		$ 45,263
Net Capital less greater of 10% of A.I. or		
120% of Net Capital Requirement		$ 7,793
Ratio Of Aggregate Indebtedness To Net Capital		9.35 to 1
Reconciliation with the Company's computation of net capital:		
Net capital as reported in the Company's Part IIA (unaudited)		
Unaudited Form X-17A-5 Part II filing as of December 31, 2021	$	109,024
Net audit adjustments		11,178
Audited Amended Form X-17A-5 Part II filing on March 4, 2022	$	120,202


JAVCAP SECURITIES, LLC
EXEMPTION REPORT PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2021


JAVCAP Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1)   The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2)   The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

(3)   The Company had no exceptions under SEC Rule 15c3-3 throughout the most recent fiscal year.

I, Jason Segal, affirm that, to my best knowledge and belief, this Exemption Report is true and correct, without exception.



Signature:_____

Jason Segal, Chief Executive Officer



Kehlenbrink
Lawrence &
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
6296 Rucker Road, Suite G
Indianapolis, IN 46220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of JavCap Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to Rule 15c3-3, in which (1) JavCap Securities, LLC does not claim an exemption from SEC Rule 15c3-3, but is in reliance on SEC Release 34-70073, footnote 74. JavCap Securities, LLC represents that it does not and will not, (a) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (b) does not and will not carry accounts of or for customers and (c) does not and will not carry PAB accounts. JavCap Securities, LLC also represents that JavCap Securities, LLC's transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.; and (2) JavCap Securities, LLC stated that JavCap Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. JavCap Securities, LLC's management is responsible for compliance with SEC Release 34-70073 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about JavCap Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in SEC Release 34-70073.

Kehlenbrink Lawrence & Pauckner

Indianapolis, Indiana
March 15, 2022